Exhibit 99.1

1 September 2003

Autonomy Corporation plc

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Purchase of own shares

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Autonomy Corporation plc today announces that on 29 August 2003 it purchased for cancellation 71,619 Ordinary Shares of 1/3p each at a price of 196.086p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

3 September 2003

Autonomy Corporation plc

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Purchase of own shares

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Autonomy Corporation plc today announces that on 2 September 2003 it purchased for cancellation 56,212 Ordinary Shares of ¹/зp each at an average price of 203.2p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

9 September 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

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Autonomy Corporation plc today announces that on 8 September 2003 it purchased for cancellation 49,204 Ordinary Shares of 1/3p each at a price of 224.852p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

10 September 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 9 September 2003 it purchased for cancellation 639,846 Ordinary Shares of 1/3p each at an average price of 224.694p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

11 September 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 10 September 2003 it purchased for cancellation 26,679 Ordinary Shares of 1/3p each at an average price of 220.670p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com